SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

PPDAI Group Inc.

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

69354V108**

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 69354V108 has been assigned to the American depositary shares of the issuer, which are quoted on the New York Stock Exchange under the symbol “PPDF.” Each ADS represents five Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69354V108	Page 2 of 16 pages

1	Name of Reporting Person Oceanic Team Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

(1)	Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands.

CUSIP No. 69354V108	Page 3 of 16 pages

1	Name of Reporting Person Union Wise Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (2)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (2)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

(2)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong.

CUSIP No. 69354V108	Page 4 of 16 pages

1	Name of Reporting Person Beijing Junlian Maolin Equity Investment L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (3)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (3)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person PN

(3)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China.

CUSIP No. 69354V108	Page 5 of 16 pages

1	Name of Reporting Person Beijing Junlian Tongdao Investment Consulting L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person PN

(4)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China.

CUSIP No. 69354V108	Page 6 of 16 pages

1	Name of Reporting Person Lhasa Junqi Enterprise Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (5)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (5)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (5)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

(5)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China.

CUSIP No. 69354V108	Page 7 of 16 pages

1	Name of Reporting Person Legend Capital Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (6)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (6)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (6)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

(6)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Lhasa Junqi Enterprise Management Co., Ltd. is wholly-owned by Legend Capital Management Co., Ltd., a company incorporated in the People’s Republic of China.

CUSIP No. 69354V108	Page 8 of 16 pages

1	Name of Reporting Person Beijing Junchenghezhong Investment Management L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (7)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (7)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (7)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person PN

(7)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Lhasa Junqi Enterprise Management Co., Ltd. is wholly-owned by Legend Capital Management Co., Ltd., a company incorporated in the People’s Republic of China. Legend Capital Management Co., Ltd. is 80% owned by Beijing Junchenghezhong Investment Management L.P., a limited partnership established in the People’s Republic of China and 20% owned by Legend Holdings Corporation, a joint-stock company established in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 3396.)

CUSIP No. 69354V108	Page 9 of 16 pages

1	Name of Reporting Person Beijing Junqijiarui Enterprise Management Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 95,497,300 (8)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 95,497,300 (8)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 95,497,300 (8)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.4%
12	Type of Reporting Person CO

(8)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Lhasa Junqi Enterprise Management Co., Ltd. is wholly-owned by Legend Capital Management Co., Ltd., a company incorporated in the People’s Republic of China. Legend Capital Management Co., Ltd. is 80% owned by Beijing Junchenghezhong Investment Management L.P., a limited partnership established in the People’s Republic of China and 20% owned by Legend Holdings Corporation, a joint-stock company established in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 3396.) The general partner of Beijing Junchenghezhong Investment Management L.P. is Beijing Junqijiarui Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Beijing Junqijiarui Enterprise Management Co., Ltd. is 20% owned by Mr. Linan Zhu, 40% owned by Mr. Hao Chen and 40% owned by Mr. Nengguang Wang.

CUSIP No. 69354V108	Page 10 of 16 pages

Item 1(a).	Name of Issuer:

PPDAI Group Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2(a).	Name of Person Filing:

(i) Oceanic Team Limited,

(ii) Union Wise Holdings Limited,

(iii) Beijing Junlian Maolin Equity Investment L.P.,

(iv) Beijing Junlian Tongdao Investment Consulting L.P.,

(v) Lhasa Junqi Enterprise Management Co., Ltd.,

(vi) Legend Capital Management Co., Ltd.,

(vii) Beijing Junchenghezhong Investment Management L.P., and

(viii) Beijing Junqijiarui Enterprise Management Co., Ltd.

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Oceanic Team Limited

P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Union Wise Holdings Limited

27/F One Exchange Square Central, Hong Kong

Beijing Junlian Maolin Equity Investment L.P.

Room 1606, 16/ F, Building 1, Yard 2, South Academy Road, Haidian District, Beijing, People’s Republic of China

Beijing Junlian Tongdao Investment Consulting L.P.

Room 1605, 16/ F, Building 1, Yard 2, South Academy Road, Haidian District, Beijing, People’s Republic of China

Lhasa Junqi Enterprise Management Co., Ltd.

No.7-1, West Side, Dazi Anju Community, Lhasa City, Tibet Autonomous Region, People’s Republic of China

Legend Capital Management Co., Ltd.

Room 1604, 16/ F, Building 1, Yard 2, South Academy Road, Haidian District, Beijing, People’s Republic of China

Beijing Junchenghezhong Investment Management L.P.

Room 1609, 16/ F ,Building 1, Yard 2, South Academy Road, Haidian District, Beijing, People’s Republic of China

Beijing Junqijiarui Enterprise Management Co., Ltd.

Room 1614, 16/F, Building 1, Yard 2, South Academy Road, Haidian District, Beijing, People’s Republic of China

CUSIP No. 69354V108	Page 11 of 16 pages

Item 2(c)	Citizenship:

Oceanic Team Limited – British Virgin Islands

Union Wise Holdings Limited – Hong Kong

Beijing Junlian Maolin Equity Investment L.P. – People’s Republic of China

Beijing Junlian Tongdao Investment Consulting L.P. – People’s Republic of China

Lhasa Junqi Enterprise Management Co., Ltd. – People’s Republic of China

Legend Capital Management Co., Ltd. – People’s Republic of China

Beijing Junchenghezhong Investment Management L.P. – People’s Republic of China

Beijing Junqijiarui Enterprise Management Co., Ltd. – People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, $0.00001 par value per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

69354V108

This CUSIP number applies to the American depositary shares of the Issuer, each representing five Class A ordinary shares of the Issuer, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP No. 69354V108	Page 12 of 16 pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of class		Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Oceanic Team Limited	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Union Wise Holdings Limited	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Beijing Junlian Maolin Equity Investment L.P.	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Beijing Junlian Tongdao Investment Consulting L.P.	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Lhasa Junqi Enterprise Management Co., Ltd.	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Legend Capital Management Co., Ltd.	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Beijing Junchenghezhong Investment Management L.P.	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0
Beijing Junqijiarui Enterprise Management Co., Ltd.	95,497,300	(1)	6.4	% (2)	0.7	% (3)	95,497,300	(1)	0	95,497,300	(1)	0

(1)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Lhasa Junqi Enterprise Management Co., Ltd. is wholly-owned by Legend Capital Management Co., Ltd., a company incorporated in the People’s Republic of China. Legend Capital Management Co., Ltd. is 80% owned by Beijing Junchenghezhong Investment Management L.P., a limited partnership established in the People’s Republic of China and 20% owned by Legend Holdings Corporation, a joint-stock company established in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 3396.) The general partner of Beijing Junchenghezhong Investment Management L.P. is Beijing Junqijiarui Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Beijing Junqijiarui Enterprise Management Co., Ltd. is 20% owned by Mr. Linan Zhu, 40% owned by Mr. Hao Chen and 40% owned by Mr. Nengguang Wang.

(2)

The percentage of class of securities beneficially owned by each Reporting Person is based on a total of 1,486,770,169 ordinary shares (being the sum of 827,770,169 Class A ordinary shares and 659,000,000 Class B ordinary shares) of the Issuer outstanding as of December 31, 2018 as a single class. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

CUSIP No. 69354V108	Page 13 of 16 pages

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 69354V108	Page 14 of 16 pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 69354V108	Page 15 of 16 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2019

Oceanic Team Limited

By:	/s/ Hao CHEN
Name:	Hao CHEN
Title:	Director

Union Wise Holdings Limited

By:	/s/ Hao CHEN
Name:	Hao CHEN
Title:	Director

Beijing Junlian Maolin Equity Investment L.P.

By:	/s/ Hao CHEN
Name:	Hao CHEN
Title:	Authorized Signatory

Beijing Junlian Tongdao Investment Consulting L.P.

By:	/s/ Hao CHEN
Name:	Hao CHEN
Title:	Authorized Signatory

Lhasa Junqi Enterprise Management Co., Ltd.

By:	/s/ Hao Ouyang
Name:	Hao Ouyang
Title:	Authorized Signatory

Legend Capital Management Co., Ltd.

By:	/s/ Linan Zhu
Name:	Linan Zhu
Title:	Authorized Signatory

Beijing Junchenghezhong Investment Management L.P.

By:	/s/ Hao CHEN
Name:	Hao CHEN
Title:	Authorized Signatory

CUSIP No. 69354V108	Page 16 of 16 pages

Beijing Junqijiarui Enterprise Management Co., Ltd.

By:	/s/ Linan Zhu
Name:	Linan Zhu
Title:	Authorized Signatory